FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated April 29, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	ANNOUNCEMENT TO THE MARKET

BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

BRF SA (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general that its production facility located in Rio Verde GO (“Rio Verde Plant”) is temporarily suspended in compliance with the local Federal Inspection Service determination, due to deviations found in the local water supply system.

In view of the foregoing, the Company is endeavoring all its efforts in order to normalize, as soon as possible, its operations in that production facility. It is worth noting that the commercialization of finished products in inventory continues in normal course.

In relation to the article published in Valor Econômico newspaper, on this date, entitled “Ministry banned BRF production complex in Goiás”, BRF affirms that the statements about the maintenance of parallel records, with the intention to tamper the required standards by law, are untrue. Likewise, the Company rejects the declarations contained in this article, based on anonymous sources, regarding its corporate practices. The Company constantly monitors the capture and treatment of water for its production facilities, which involves distinct and complementary monitoring and collection at different stages of the process, in compliance with the law.

BRF guides its activities based on the principles of integrity, transparency and respect for the lawand reiterates that it has rigorous food safety processes and quality controls, in addition to reinforcing its commitment to continue improving its processes and internal controls to ensure the highest standards of quality and safety.

The Company will keep its shareholders and the market in general duly informed of any new information related to this announcement.

São Paulo, April 29, 2020.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.